SECU[illegible]

16003105

SEC
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FEB 24 2016

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northcoast Research Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 East Ninth Street Suite 2400
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sal Raffa 216-468-6955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA LLP
(Name – *if individual, state last, first, middle name*)

32125 Solon Road	Cleveland	Ohio	44139
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sal Raffa______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northcoast Research Partners, LLC____________________, as of December 31________________, 2015____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

S. Raffa

Signature

Chief Financial Officer

Title

Avery Cohen

Notary Public

Avery Cohen My Commission has no expiration date

This report ** contains (check all applicable boxes):

- √ (a) Facing Page.
- √ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- √ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- √ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHCOAST RESEARCH PARTNERS, LLC

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm

Member
Northcoast Research Partners, LLC
Cleveland, Ohio

We have audited the accompanying statement of financial condition of Northcoast Research Partners, LLC as of December 31, 2015. This financial statement is the responsibility of Northcoast Research Partners, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An also audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Northcoast Research Partners, LLC at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

BDO USA, LLP
Cleveland, Ohio
February 23, 2016

NORTHCOAST RESEARCH PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2015
ASSETS		
Cash	$	1,962,153
Receivable from related party		19,095
Receivables from customers		227,017
Prepaid expenses		66,497
Equipment and leasehold improvements, net		229,202
	$	2,503,964
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable/accrued expenses	$	109,780
Accrued payroll		431,457
Deferred rent		337,824
Payable to Parent		260,000
TOTAL LIABILITIES		1,139,061
MEMBER'S EQUITY		1,364,903
	$	2,503,964

See accompanying notes to statement of financial condition.

NOTE A – Organization and nature of business

Northcoast Research Partners, LLC (the Company) provides independent equity research to its institutional customers. The Company is a limited liability company organized under the laws of Ohio and was incorporated on October 29, 2008. They began trading operations during May 2009. The Company, a wholly-owned subsidiary of Northcoast Research Holdings, LLC (Holdings or Parent), is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE B – Summary of significant accounting policies

Basis of accounting
The financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentration of credit risk
The Company's cash balance is primarily in one financial institution located in Cleveland, Ohio. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company had receivables from three customers at December 31, 2015 that comprised 65% of the accounts receivable balance.

As of December 31, 2015, the Company had no other significant concentrations of risk.

Accounts receivable and allowance for doubtful accounts
The Company reports receivables at net realizable value. The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. At December 31, 2015, management determined that no allowance was necessary.

NOTE B – Summary of significant accounting policies, continued

Equipment and leasehold improvements

Equipment and leasehold improvements consisted of the following at December 31, 2015:

Furniture and fixtures	$ 167,218
Office equipment	272,649
Leasehold improvements	43,907
	483,774
Less accumulated depreciation	(254,572)
	$ 229,202

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 7 years for furniture and fixtures, 3 years for computer equipment, and 10 years for leasehold improvements.

Income taxes

The Company is not required to file Federal or state income tax returns. Due to being a single member limited liability company, the Company's income, gains, losses, deductions and credits are included on Holdings' tax return. Accordingly, there is no provision for income taxes in the accompanying financial statements. Holdings, as a limited liability company, is not subject to Federal or state income taxes and each of its members are required to report on their Federal and state income tax returns their share of Holdings' income, gains, losses, deductions and credits.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2015 and February 23, 2016, which is the date that the financial statements were issued, for possible recognition or disclosure in the financial statements.

NOTE C – Related party transactions

The Company has entered into a support and services agreement with America Northcoast Securities, Inc. (formerly known as Ancora Partners, LLC), a member of Holdings, whereby America Northcoast Securities, Inc. (Northcoast Securities) provides various administrative and operational support services to the Company.

During 2015, Holdings advanced the Company $260,000, which is recorded as a related party payable at December 31, 2015. The intent of the Company is to repay the payable in the second quarter of 2016.

NOTE D – Profit sharing plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Employees may elect to contribute pre-tax a portion of their pay up to limits established by the IRS. The Company is required to contribute 3% of the employees' compensation, regardless of the individual's participation. Profit sharing contributions to the plan are discretionary and determined by management based on the firm's financial performance in the calendar year.

NOTE E – Lease commitments

In 2013, Holdings decided to relocate its office space and entered into a non-cancelable ten year operating lease commencing on February 1, 2014. The lease is guaranteed by certain members of Holdings for up to $650,000. This guarantee is reduced by $130,000 after the conclusion of each lease year, and will be reduced to zero upon the conclusion of 5 years.

The office space lease agreement provides for escalating rent payments at various times during the lease term. Generally accepted accounting principles require that rent be recorded on a straight-line basis over the life of the lease. An aggregate difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis is $176,157 at December 31, 2015, which is recorded as deferred rent on the statement of financial condition.

During 2014, the Company received a tenant improvement allowance of $200,000 from the landlord for leasehold improvements which are deferred and accreted on a straight-line basis over the lease term as a reduction of rent expense. As of December 31, 2015 the leasehold allowance, net of accretion, was $161,667 and is included in deferred rent on the statement of financial condition.

Future minimum lease payments under lease agreements as of December 31, 2015 are as follows:

2016	$ 301,162
2017	303,280
2018	272,548
2019	329,700
2020	373,266
Thereafter	1,194,549
	$ 2,774,505

NOTE F – Net capital requirements

As a member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2015 was $75,937. At December 31, 2015, the Company's net capital was $823,092 and exceeded the minimum net capital requirement by $747,155. The Company's ratio of aggregate indebtedness at December 31, 2015 was 1.38 to 1.

Supplemental Information

NORTHCOAST RESEARCH PARTNERS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2015

Total member's equity from statement of financial condition	$ 1,364,903
Nonallowable assets:	
Receivables	246,112
Equipment and leasehold improvements, net	229,202
Prepaid expenses	66,497
Total nonallowable assets	541,811
Net capital	$ 823,092
Net capital requirement (greater of $5,000 or 6-2/3% aggregate indebtedness)	$ 75,937
Excess net capital	$ 747,155
Total aggregate indebtedness	$ 1,139,061
Percentage of aggregate indebtedness to net capital	138%

Statement Pursuant to Rule 17a-5(d)(2)(iii)

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2015.

Supplemental Reports

Report of Independent Registered Public Accounting Firm

Member
Northcoast Research Partners, LLC
Cleveland, Ohio

We have audited the accompanying statement of financial condition of Northcoast Research Partners, LLC as of December 31, 2015. This financial statement is the responsibility of Northcoast Research Partners, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An also audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Northcoast Research Partners, LLC at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

BDO USA, LLP
Cleveland, Ohio
February 23, 2016

NORTHCOAST RESEARCH PARTNERS, LLC
SEC RULE 15c3-3 EXEMPTION REPORT

To the best of its knowledge and belief, Northcoast Research Partners, LLC states the following:

Northcoast Research Partners, LLC is exempt from SEC Rule 15c3-3 (the Customer Protection Rule) pursuant to exemptive paragraph 15c3-3(k)(2)(ii).

Northcoast Research Partners, LLC has met the identified exemptive provision noted above throughout the most recent fiscal year of 2015 without exception.

I, Sal Raffa, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

S. Raffa

Sal Raffa
Executive Managing Director and Chief Financial Officer

February 23, 2016